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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Drexel Hamilton, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 42nd Street, Suite 1502
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John W Edwards Jr	646-412-1533	jedwards@drexelhamilton.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>John W Edwards Jr</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Drexel Hamilton, LLC</u>, as of <u>12/31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

J LYNN ORENSTEIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01OR6337354
Qualified in New York County
My Commission Expires 04-03/20

Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

DREXEL HAMILTON, LLC

CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Drexel Hamilton, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Drexel Hamilton, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Drexel Hamilton, LLC's management. Our responsibility is to express an opinion on Drexel Hamilton, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Drexel Hamilton, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Drexel Hamilton, LLC's auditor since 2023.
New York, New York
March 27, 2025

DREXEL HAMILTON, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS:

Cash	$	9,510,315
Deposit with clearing organizations		511,448
Receivables from clients net of allowances		1,891,438
Secured demand note		6,500,000
Investment		1,000,000
Notes receivable net of allowances		929,281
Taxes receivable		52,810
Right of use asset		1,006,447
Deferred tax assets		113,207
Other assets		229,528
TOTAL ASSETS	$	21,744,474

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	782,128
Accrued expenses		100,624
Accrued compensation		3,555,113
Lease liability		1,087,523
Subordinated loan		6,500,000
TOTAL LIABILITIES		12,025,388
MEMBERS' EQUITY		9,719,086
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	21,744,474

The accompanying notes are an integral part of these financial statement.

DREXEL HAMILTON, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

Note 1 - Organization

Drexel Hamilton, LLC (the "Company") is a limited liability company organized in 2006 in the State of Pennsylvania. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three to seven years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed using the straight-line method.

Impairment of Long-Lived Assets

The Company's long-lived assets, including right to use asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company also evaluates the period of depreciation and amortization of long-lived assets to determine whether events or circumstances warrant revised estimates of useful lives. When indicators of impairment are present, the Company determines the recoverability of long-lived assets by comparing the carrying value of its long-lived assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the estimated future undiscounted cash flows demonstrate the long-lived assets are not recoverable, an impairment loss would be calculated based on the excess of the carrying amounts of the long-lived assets over their fair value.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company as a limited liability Company electing to be taxed as a C-Corporation.

Income taxes are accounted for in accordance with the provisions of the FASB Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statement. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2021 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Receivables from Clients

Receivables from clients are stated at cost, net of an allowance for expected credit losses. The allowance is based on management's estimate of the amount of receivables that will actually be collected. The Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the receivables and immaterial historic and expected losses.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in level 1 that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2024, the carrying values of non-derivative financial instruments, including cash, notes receivable, receivables from clients, other assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2024.

Rights-of-use assets and lease liabilities

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of

Note 2 - Summary of Significant Accounting Policies (continued)

Rights-of-use assets and lease liabilities (continued)

ROU assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 7% incremental borrowing rate.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 which amends ASC 280, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to require all public business entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in annual periods, among other requirements. The guidance was effective for all public entities for fiscal years beginning after December 15, 2023. The Company adopted the provisions of this guidance on January 1, 2024. See Note 12 – Segment Reporting.

Recent Accounting Pronouncements – Issued but not yet Adopted

During the year, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures. The ASU expands annual income tax disclosures to address investor requests for more information about how the tax risks, tax planning and operational opportunities in an entity's worldwide operations affect the effective tax rate and future cash flows. The ASU is effective for annual periods beginning after December 15, 2024. Management is in the process of evaluating the effect of ASU 2023-09.

The Company's management has evaluated all other recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of the Statement of Financial Condition and does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position.

Note 3 - Concentrations

The Company maintains cash balances with only high credit quality financial institutions, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to

Note 3 - <u>Concentrations (continued)</u>

$250,000 per institution. From time to time, the Company's balances may exceed these limits. As of December 31, 2024, the Company exceeds this limit by approximately $9,195,000. The Company continuously monitors the credit rating of these institutions to ensure any risk is minimal.

Note 4 - <u>Investments</u>

The Company invested in an unrelated company in March 2022 through a Simple Agreement for Future Equity (SAFE). The Company follows Accounting Standards Codification ("ASC") 321, Investments, Equity Securities, ("ASC 321") to account for its ownership interest in noncontrolled entities. Under ASC 321, equity securities that do not have readily determinable fair values (i.e., non-marketable equity securities) can be valued using the measurement alternative, that is, measured at cost and remeasured to fair value when impaired or upon occurrence of observable transaction prices. The balance reported on the Statement of Financial Condition at December 31, 2024 represents investment at cost in the amount of $1,000,000. Management believes there has been no impairment in the carrying value of investments at December 31, 2024.

Note 5 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $12,424,162 which exceeded its requirement of $298,532 by $12,125,630. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2024, this ratio was 0.360 to 1.

Note 6 - <u>Right of Use Asset and Lease Liability</u>

On February 1, 2023 the Company rented office space in New York City for a term of 7 years, starting on February 1, 2023, through January 31, 2030, and contained 4 months of free rent. Additionally, the Company entered into a lease agreement for a copier in October 2023. The lease runs for a term of 5 years. The company does not have an option to renew the leases.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As the Company's lease does not provide an implicit rate, the Company utilized its incremental borrowing rate which is the rate of interest to borrow on a collateralized basis for a similar term, to determine the present value of lease payments for the lease. The Company utilized a discount rate of 7.0% in determining the lease liability at its inception.

Note 6 - <u>Right of Use Asset and Lease Liability (continued)</u>

Future minimum lease payments, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2024, is shown below

2025	$	243,526
2026		230,168
2027		262,957
2028		270,069
2029		273,922
2030		22,882
Total future minimum lease payments (undiscounted)		1,303,524
Discounting effect on cash flows		(216,001)
Lease liability (discounted)	$	1,087,523

Remaining lease term (in years)	4.5
Discount Rate	7.0%

Note 7 - <u>Other Assets</u>

Other assets consist of the following:

Prepaid expenses	$	173,229
Security deposits		56,299
Total	$	229,528

Note 8 – <u>Subordinated Loan</u>

In April 2018, the Company executed a subordinated loan of $6,500,000, which carries an annual interest rate of 1%, 1.25% starting on April 1, 2023. The subordinated loan is secured through a pledge of securities. The securities pledged are collateral for the subordinated loan and remain pledged from the initial transaction. As of December 31, 2024 the pledged securities had a market value of $12,256,560. If after applying a 30% haircut on the market value should the value of the securities decline below $6,500,000, the Company will accordingly reduce the value of the subordinated loan.

The subordinated loan agreement was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the subordinated loan agreement, any repayments prior to its due date are subject to written approval by

Note 8 – <u>Subordinated Loan (continued)</u>

FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. As of December 31, 2024, the balance of accrued interest due was $40,959.

Note 9 - <u>Income Taxes</u>

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:	
Charitable contributions	$ 36,335
Lease liability	289,590
Allowance for doubtful accounts	54,958
Depreciation and amortization	325
Subtotal	381,208
Right of use asset	(268,001)
	113,207
Valuation allowance	-
Net deferred tax asset	$ 113,207

To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Note 10 - <u>Legal and Other Contingencies</u>

<u>Indemnification</u>

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

Note 10 - <u>Legal and Other Contingencies (continued)</u>

<u>Litigation</u>

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. Professional standards require that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to expense if it is probable that an asset has been impaired, or a liability has been incurred, and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, management evaluates among other factors the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Changes in these factors could materially impact results of operations, financial position, and or the Company's cash flows. Management believes however, based in part upon the opinions of counsel, that any liabilities that may ultimately result from the resolution of these matters have been accrued and accounted for in the financial statement. As of December 31, 2024, the Company determined there were no accruals warranted.

The Company is presently subject to an arbitration matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the outcome or potential loss or range of loss related to such matters.

Note 11 – <u>Notes Receivable</u>

On November 21, 2023, a promissory note for $1,000,000 was issued to an employee of the Company. The note is payable no later than December 31, 2030 (the "maturity date"). Interest is to be accrued at the rate of 1% per annum, compounded on a quarterly basis and is due upon maturity date. As of December 31, 2024, the balance due, including interest, is $805,281. Additionally, the Company holds a promissory note from an equity holder for $124,000 that is secured by the borrowers' stock in the Company. The Company set up a reserve for $206,389 during the period for a note receivable. The reserve is as follows:

Balance, January 1, 2024	$	-
Provision for uncollectiable notes receivable		206,389
Chargeoffs		-
Recoveries		-
Balance, December 31, 2024	$	206,389

Note 12 – <u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, commissions transactions, and distribution fees. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets.

Note 13 - <u>Subsequent Events</u>

The Company has evaluated subsequent events and transactions that occurred after December 31, 2024 through March 27, 2025, which is the date that the financial statement was issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2024.